The Estée Lauder Companies Inc.
767 Fifth Avenue
New York, NY 10153

October 20, 2023

Mr. Benjamin Richie
Ms. Jennifer Angelini
Division of Corporation Finance
Office of Industrial Applications and Services
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:    The Estée Lauder Companies Inc.
    Annual Report on Form 10-K for the year ended June 30, 2023
    Filed August 18, 2023
File No. 001-14064

Dear Mr. Richie and Ms. Angelini:

This letter sets forth the response of The Estée Lauder Companies Inc. (the “Company” or “we” or “our”) to the comment of the Staff of the U.S. Securities and Exchange Commission (the “Commission” or "SEC") contained in your letter dated October 6, 2023. The Company respectfully acknowledges the Staff's comments, and its response set forth below corresponds to the comment as numbered in the Staff's letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

1.We note your response to prior comment 2. Please further address the following:

• Tell us more about the climate-related changes in demand and competition you have experienced for your products, including in relation to product packaging, sourcing, and formulation. Include an explanation of how you determined whether such changes are due to the factors identified in your response or due to climate-related factors, and how you assessed materiality, providing support for your determination.

Company Response:

Given the nature of the Company's products it is difficult to identify how and whether a specific consumer purchasing decision is impacted by the Company's sustainability initiatives. As a result, the Company's strategy has been to routinely obtain insights from consumers, as well as through actions taken by, and insights from, our retailers, in the ordinary course of business to evaluate whether there are any consumer preferences that are reasonably likely to have a material impact on our business. To that end, we periodically conduct consumer insight surveys, including elements related to sustainability characteristics and consumers' overall views on the Company’s sustainability initiatives. Insights from some of our consumers indicate a preference for companies that are perceived to be environmentally responsible, which may include sustainability of packaging, sourcing of products, and formulations. However, this preference has not been identified as a primary driver for our consumers' purchasing decisions globally, based on the results of these surveys and related analysis and actions taken by our retailers. That said, we believe that the actions we are taking in these areas as highlighted in our SIS report position us to meet the preferences of our consumers. We recognize consumer priorities and preferences may change in the future and we will continue to monitor and analyze shopping behaviors.

While we and our competitors are focusing on sustainability initiatives, our consumer preference trends globally do not indicate a significant change to our competitive landscape as a result of these matters. However, consistent with above, we believe the actions we are taking in these areas position us to remain competitive as consumer priorities and preferences evolve.

As part of the Company’s quarterly disclosure process, the Company assesses the business trends driving its operating results. The Company internally discusses observed trends and potential trends to consider for disclosure. We do not specifically track and evaluate the quantitative impact that climate-related changes in demand and competition have on our consolidated results; however, through our disclosure process, we have not identified any trends that indicate climate-related changes in demand and competition have materially affected, or are reasonably likely to materially affect our business.

1.We note your response to prior comment 2. Please further address the following:

• Clarify whether your SIS goals and targets (e.g., carbon neutrality across Scope 1 and Scope 2 emissions and sourcing 100% renewable energy for your direct operations) are related to changes in demand and competition for products that result in lower greenhouse gas emissions, are not derived from carbon-based sources, and/or are produced using alternative energy sources. In this regard, we note disclosure of page 12 of your Form 10-K that, “There continues to be increased interest . . . in responsibly-sourced ingredients and environmentally sustainable products, and we believe we are well-positioned to benefit from the resulting changes in consumer preferences due to our social impact and sustainability efforts,” in addition to related risk factor disclosure on pages 18 and 19.

Company Response:

At The Estée Lauder Companies, we see sustainability as important to not only managing our business for the long term, but also helping to improve the resilience of our broader global communities. First and foremost, our SIS goals and targets have been established as a result of our desire to become a more sustainable company by improving our impact on the environment. Integrating sustainability throughout our business is a strategic imperative and we continue to embed sustainability throughout our operations. Throughout the Form 10-K, we include reference to certain areas of our business where sustainability is integrated into our overall strategy, including through our research and development, manufacturing, warehousing and raw materials, highlighting our commitments to develop more environmentally responsible products and reduce our impact on the environment.

Additionally, as discussed in our first response above, we acknowledge there are insights from some of our consumers that indicate a preference for companies that are perceived to be environmentally responsible, which may include sustainability of packaging, sourcing of products, and formulations. However, this preference has not been identified as a primary driver for our consumers' purchasing decisions globally and does not indicate a significant change to our competitive landscape. Consumer demand and competition is not the primary purpose and focus of our SIS goals and targets. That said, as discussed above our current goals and targets include elements that are related to sustainability areas where we believe consumers have an increased interest and where we see competitors focusing, and position us for the continuing evolution of consumer preferences regarding sustainability.

1.We note your response to prior comment 2. Please further address the following:

• Your response indicates you have taken actions to mitigate the risk of increasing alternative energy costs, and that the cost of these actions to date has not been material. Provide support for your determination of materiality, including quantitative information for each of the periods covered by your Form 10-K and expected to be incurred in future periods.

Company Response:

The project costs to date for our actions taken with regard to alternative energy, excluding the carbon offsets and renewable energy credits included in our prior response letter, include capital expenditures for solar technology and other energy efficiency upgrades primarily to our supply chain facilities, as well as certain operating expenditures associated with our Virtual Power Purchase agreement and feasibility assessments. In fiscal 2023, 2022, and 2021, the capital expenditures were approximately $2 million, $2 million and $4 million, respectively, and the operating expenses were less than $0.5 million in each fiscal year. At this time, the amounts expected to be incurred in the future do not materially differ from the amounts incurred to date.

2.We note your response to prior comment 3. Please further address the following:

• Provide us with quantitative information regarding weather-related damages to your property or operations for each of the periods covered by your Form 10-K, rather than the example of uninsured costs resulting from Hurricane Sandy in 2012.

Company Response:

With regards to the impact of weather-related damages to our property and operations, damages are communicated through our normal reporting processes, including through the frequent interactions of our various functions and teams.

No weather-related damages have been noted by the business in the last three fiscal years, aside from tornado damage to one of our manufacturing facilities in Pennsylvania in fiscal 2021. This tornado damage resulted in total damages of approximately $1.5 million, of which $250,000 was not covered by insurance. Although there could be incremental de minimis damages that are not being specifically tracked and reported as weather-related, given our understanding of the impacts of weather-related events on our business noted above, including a lack of severe weather events occurring that have directly impacted our property and operations overall, we have concluded that there are no material costs being incurred by the business related to weather-related damages to our property and operations.

2.We note your response to prior comment 3. Please further address the following:

• Your response that the Company has not experienced a material impact in instances where your direct material suppliers experienced temporary business impact due to weather-related impacts appears conclusory in nature. Tell us about the impact you have experienced in these instances and how you evaluated materiality, including by providing the quantification requested by our prior comment.

Company Response:

Although we have had instances where our direct material suppliers experienced temporary business impacts due to weather-related impacts, any incremental costs to the Company have not been tracked as we have not experienced significant disruptions to our business. This is due to the business continuity plans in place both at the Company and at our suppliers, including dual-sourcing, safety-stock, and multiple facilities, which have mitigated the impacts. If there were any significant impacts, including to our costs or disruptions in sales, these would be identified and communicated through our normal reporting processes, which include the frequent interactions of our various functions and teams. The following are the events of which we are aware that have occurred at our suppliers in the periods covered by our fiscal 2023 Form 10-K:

•A folding carton supplier in the United States was hit by a tornado, and a third of their warehouse roof was torn off, impacting the lead time needed for a temporary period.
•Oil-related ingredient suppliers surrounding the Gulf of Mexico have been impacted by hurricanes resulting in short-term closure of facilities.

•Excessive heat in Germany caused the Rhine River water levels to drop to levels that did not allow for ship traffic resulting in short-term delays from suppliers.

While these events did have a short-term impact on our suppliers, including to our supplier lead time and supply of packaging and raw materials, as a result of our business continuity planning, including safety-stock and dual sourcing of materials, any financial impact was mitigated.

2.We note your response to prior comment 3. Please further address the following:

• Your response does not specifically address water-related issues, although these appear to be highlighted in your SIS Report, which states that “Access to high-quality water is essential to our business.” Tell us how you considered disclosing the importance of water to the Company and describing water-related risks and uncertainties, including your assessment of materiality on your business and operations.

Company Response:

As highlighted in our SIS Report, access to water is important to our business. As a result of this, we have proactively assessed the risks associated with water (including water stress, water quality, drought and flooding) to ensure we are monitoring and addressing these risks in order to limit potential impacts that could come to fruition in the future.

In fiscal 2022, we executed an enterprise-wide multi-phased water risk assessment. Water related business risks were assessed for direct operations including manufacturing, research and development, distribution, warehouse, administrative offices, and global retail locations. We engaged an external consulting firm which used data from the WRI Aqueduct Water Risk Atlas Tool to prioritize sites for further analysis based on a risk rating that included weightings applied to overall water risk (which is an aggregate of physical quantity, quality and regulatory & reputational risk categories), baseline water stress and projected water stress indicators. Prioritized sites were further analyzed to take into account local conditions and assigned a separate risk score. From the two risk scores (WRI Aqueduct and the consultant scores) a composite score was calculated for the prioritized sites. Medium to high water risk was assigned to facilities that had a composite score greater than 3.0. Based on this assessment, we identified two of our directly operated manufacturing sites (Melville, NY and Oevel, Belgium) as having a medium to high water risk.

Our manufacturing facility in Melville, New York, United States, is located in a region that is considered high water stressed and based on the water risk assessment at high risk for water quality and it is expected that this region will become increasingly stressed in the future due to climate change. At Melville, we manufacture skin care products, including creams and lotions, and fill fragrances, and all of these processes require water.

Our manufacturing facility in Oevel, Belgium, is located in a region that is considered extremely high water stressed and at high risk for water quality. It is expected that this region will remain stressed in the future due to climate change. At Oevel, we manufacture skin care products, including creams and lotions, and makeup products, and all of these processes require water.

Currently, there are various actions the Company has taken and plans to take to mitigate this impact. For Melville, this includes reducing our withdrawal of groundwater and municipal supplied water at this facility, including through the implementation of a well water bypass reduction system, improvements in water metering and maintenance equipment, which began in fiscal 2022, with an initial cost of $0.4 million. For Oevel, this includes recycling water on-site which began in fiscal 2014, with an initial cost of $0.3 million, and an additional $0.1 million in annual operating costs. A conceptual design of a new wastewater treatment plant for Oevel with an improved recycling ambition was completed in fiscal 2023, and we are continuing with the design of this system in fiscal 2024. If the Melville or Oevel campuses were without water or had to significantly reduce water usage for two weeks, we estimate that we could potentially lose sales of approximately $53 million, or less than 0.5% of consolidated net sales using fiscal 2023 net sales as the baseline, for Melville, or $80 million, or approximately 0.5% of consolidated net sales using fiscal 2023 net sales as the baseline, for Oevel, and these amounts do not assume any mitigating actions we could take including a shift of production to other facilities and deployment of inventory from other facilities. Based on this estimation and timeframe of this risk (potential risk would not be expected to come to fruition until more than six years in the future for Melville and four to six years in the future for Oevel), and the actions the Company has taken and plans to take to mitigate this risk, we determined that it did not present a material risk to our business.

In addition to our direct operations, we have also identified a supplier within our value chain that has a longer-term water risk (potential risk would not be expected to come to fruition until more than six years in the future). We work with a supplier located in the Seine River basin, France, which creates finished samples. The possible financial impact of this risk relates to loss of net sales associated with the products manufactured at our supplier's France site. We estimate that inability to sell the products tied to these samples would have a potential impact of $13 million per year, or less than 0.1% of consolidated net sales using fiscal 2023 net sales as the baseline, based on historic trends. Therefore, this is the maximum financial impact we would experience if the supplier ceased to operate. However, this supplier is a multi-national supplier with the ability to manufacture products from sites in other locations mitigating the risk identified here.

While we have considered whether disclosure of the importance of water on our business is needed, based on our overall assessment of risks including as noted above, we have not identified a material risk to our business, and do not anticipate any significant impacts to our business that need to be addressed through material capital expenditures or operating expenses in the near-term. We will continue to monitor this risk and evaluate the adequacy of our disclosures in this area in future filings.

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The Company acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any additional questions or comments to me by email or at (212) 572-4200.

Very truly yours,
/s/ Tracey T. Travis
Tracey T. Travis
Executive Vice President and Chief Financial Officer